Intellia Therapeutics, Inc.

40 Erie Street, Suite 130

Cambridge, Massachusetts 02139

June 4, 2019

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Intellia Therapeutics, Inc.: Registration Statement on Form S-3 filed October 12, 2018 (File No. 333-2227814), as amended by that certain Post-Effective Amendment No. 1 to Form S-3 filed February 27, 2019 (No. 333-227814) and that certain Post-Effective Amendment No. 2 to Form S-3 filed February 27, 2019 (No. 333-227814) (collectively, the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Intellia Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 6, 2019, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact William D. Collins of Goodwin Procter LLP at (617) 570-1447.

Sincerely, INTELLIA THERAPEUTICS, INC.

/s/ Glenn Goddard
Glenn Goddard Chief Financial Officer

cc:	José E. Rivera, Esq., Intellia Therapeutics, Inc.

Glenn Goddard, Intellia Therapeutics, Inc.

Arthur R. McGivern, Esq., Goodwin Procter LLP

William D. Collins, Esq., Goodwin Procter LLP